August 29, 2019

Walter Conroy
Chief Legal Officer
JMP Group LLC
600 Montgomery Street, Suite 1100
San Francisco, CA 94111

       Re: JMP Group LLC
           Registration Statement on Form S-1
           Filed August 21, 2019
           File No. 333-233389

Dear Mr. Conroy:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact David Lin, Staff Attorney, at (202) 551-3552 with any questions.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of Financial
Services